January 27, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street NW

Washington, D.C. 20549

Attn: H. Christopher Owings, Assistant Director

RE:

PRB Transportation, Inc.

File Number 333-120129

Dear Mr. Owings:

On behalf of PRB Gas Transportation, Inc. (the "Company" or “PRB”) and in response to the Staff's letters to us dated November 23, 2004 and December 1, 2004, we are forwarding for filing concurrently herewith Amendment Number 1 to our Registration Statement on Form S-1. The numbering below corresponds to the numbering in the Staff’s letters to us and we have preceded each response with the text of the question or comment made in the Staff's letters.

A.

Letter dated November 23, 2004:

Financial Statements of Operating Assets Acquired from Bear Paw Energy, LLC

1.

You state that you are unable to present an audited statement of assets acquired and liabilities assumed based on the seller's historical cost. In such circumstances, you should file an audited statement of assets acquired and liabilities assumed on the basis of your purchase price allocation as of the acquisition's effective date.

We have included a Statement of Assets Acquired as of the Effective Date and revised the disclosures accordingly.  The Company assumed no liabilities.

2.

Direct operating expenses should include all costs necessary for the production, marketing and distribution of the acquired business’ services/products, including selling and direct overhead other than costs of general corporate activities, interest and taxes. In other words, costs directly associated with the income producing activities of the acquired operations must be included in the operating statements. Besides being able to identify and associate such costs with the acquired business, you may need to develop allocation methodologies that are reasonable and rational. Accordingly, revise to include an allocation of historical depreciation expense and fixed asset impairment charges, and review the components of general and administrative expenses for other allocable costs. In the footnotes to these financial statements, identity each of the allocated items (with its amount) and describe the allocation methodologies you used.

We have included historical depreciation expense and impairment expense in the statements and revised the disclosure as appropriate. All other direct operating expenses are included in the statements.

3.

Display the material components of direct operating expenses on the face of the statement. In the footnotes, describe the nature of the omitted expenses.

We have revised the statements  as requested to display material components of direct operating expenses and revised disclosures as appropriate.

4.

Expand your discussion of gas gathering contracts renegotiated subsequent to December 31, 2003 to clarify the specific terms of the contracts affected (e.g. duration, value, price per unit, etc.) and provide sufficient context to help a reader understand the extent to which such contract changes are expected to impact cash flows and reported earnings in effect during the periods presented by the financial statements going forward. In this regard, we note your disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations of the impact on revenues for the last two months of the six months ended June 30, 2004.

We have revised the disclosure as requested.

5.

Also include in the footnotes a discussion of the nature and terms of the significant contacts related to the gas gathering assets. We expect that a discussion of the nature and terms of significant contracts would include, among other things:

a.

Identification of each significant contract by type (e.g. fixed-unit price, fixed price, cost-plus, time and materials, etc.),

b.

Contract duration, including a discussion of renewal terms, if any,

c.

Contract value, including a discussion of whether contracts are cancelable or non-cancelable, and by whom, and whether there are contractual minimums or maximums, and

d.

The amount of revenues recognized for each material contract for all periods presented.

We have revised the disclosure as discussed during the telephone call of December 2, 2004 among PRB and staff.

1.

Include in the footnotes, to the extent available, information about the acquired business' operating, investing, and financing cash flows.

As discussed during the telephone call of December 2, 2004 between staff and representatives of the Company, the information required for this disclosure is not available.

2.

Include unaudited interim period statements of revenues and direct operating expenses as required by 3-02(b) of Regulation S-X.

We have included unaudited interim statements.

3.

In presenting the effects of this acquisition in your pro forma operating information prepared in accordance with Article 11 of Regulation S-X, exercise care to limit it to information that is factually determinable and to exclude forecasted or other forward-looking information. Prominently disclose how the pro forma operating information is not indicative of your operations going forward because it excludes certain operating expenses.

We have provided the disclosure requested.

4.

We encourage you to include forward-looking information regarding the revenues and expenses of the acquired business as reorganized under your corporate structure and management. If furnished, clearly identify it as forward-looking, rather than as pro forma. If the forward-looking information provided is not in the form of a comprehensive forecast of revenues and net earnings, disclose how revenues and operating efficiencies may vary given the assumptions underlying the forward-looking information that you do provide.

We respectfully have elected not to include forward-looking information regarding revenues and expenses of the acquired business.

B.

Letter dated December 1, 2004:

Form S-1

General

1.

Please tell us what exemptions you are relying on for the conversion of the preferred stock into shares of common stock and for the exercise of the warrants for shares of common stock that you are attempting to register, as identified in the selling shareholder prospectus. Please note that the Section 4(2) exemption of the Securities Act of 1933 would not be available for these transactions because we deem the filing of a registration statement to be a general solicitation. Also, you may not register the conversion of immediately convertible preferred stock or the exercise of immediately exercisable warrants.

We are relying upon Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), to issue the common stock underlying our preferred stock and warrants as identified in the selling shareholder prospectus. Upon conversion of the preferred stock and warrants, our existing security holders will exchange their preferred stock or warrants exclusively for shares of our common stock on a one-for-one basis and no commission or other remuneration will be paid or given directly or indirectly in connection with such exchange.

2.

Please update the financial information included in your filing in accordance with the requirements of Rule 3-12 of Regulation S-X.

We have updated the disclosure as requested.

Cover Page

3.

On the cover page of both of your prospectuses, you must provide the nature of your underwriting relationship. For example, with respect to the underwriting arrangement with Gilford Securities, you should identify the nature of your underwriting agreement See Item 501(b)(8) of Regulation S-K. Also, disclose on the cover page of the firm commitment prospectus that you are concurrently registering the resale of 3,995,000 shares of common stock, subject to cutbacks based on comment number 1.

We have revised the disclosure as requested.

Prospectus Summary, page 1

4.

Disclose the average age of the wells from which you gather natural gas.

We have revised the disclosure as requested.

Summary/Selected Historical and Pro Forma Financial Data. pages 3 and 11.

5.

Please revise your disclosure to indicate that the pro forma information for the Bear Paw acquisition gives effect to the acquisition as if it occurred on January 1, 2003 (the most recent full fiscal year completed).

We have revised the disclosure as requested.

6.

Please revise your unaudited tabular disclosure on page 5 to include adjustments columns between the "Actual" and "Bear Paw acquisition pro forma" columns and the "Preferred stock conversion pro forma" and "Pro Forma as adjusted" columns. An explanatory note should accompany each adjustment.

We have expanded the introductory paragraph to indicate more clearly the components and related dollar values of each adjustment.  We respectfully note, however, that the Bear Paw acquisition pro forma has been deleted as all transactions contemplated by the acquisition are included with our September 30, 2004 balance sheet.

Risk Factors, page 6

7.

Consider including a risk factor regarding the preferred stockholders’ right to elect three of the five directors. We note that the preferred stockholders have indicated mat they intend to convert the preferred stock for shares of common stock, yet it docs not appear that they are unconditionally committed to convert the preferred stock. Also discuss your ability to make dividend payments in this risk factor and in the liquidity section should the preferred stockholders not convert their preferred stock.

We have revised the disclosure as requested.

Any material nonpayment or nonperformance, page 6

8.

Please identify any customers representing greater than 10% of your revenues here and in the business section. See Item 101(c)(vii).

We have revised the disclosure as requested.

Special Note Regarding Forward-Looking Statements. page 8

9.

Your statement that words such as "will" are used to identify forward-looking statements is confusing since the term "will" generally implies more certainty. Please revise or advise.

We have deleted the reference to “will” to identify forward-looking statements.

Use of Proceeds, page 8

10.

It appears that you would like to reserve the right to change your use of the proceeds from this offering. Please provide information on the specific contingencies and the alternatives for the use of proceeds. See Instruction 7 to Item 504.

We have deleted the reference to changes in the use of proceeds.

11.

Disclose the interest rate and the maturity of the note payable resulting from the Bear Paw acquisition. See instruction 4 to Item 504 of Regulation S-K.

We timely paid the entire obligation evidenced by the note resulting from the Bear Paw acquisition on December 15, 2004 from proceeds of a loan under a bank line of credit and partially out of the proceeds we received from the placement of our Series C Convertible Preferred Stock. We have made the disclosures requested and have also updated the disclosures as appropriate.

12.

Please note that your underwriter's commissions are subject to NASD approval.

We recognize that underwriter’s compensation is subject to review by the Division of Corporate Financing of the NASD (the “Division”) and we have received preliminary approval from the Division as to the compensation arrangements set forth in the current amendment to the Registration Statement.

Capitalization, page 9

13.

You assume that the proceeds of the offering will be used to repay the $1.9 million note payable to Bear Paw Energy. The terms of the note require a $ 1.5 million payment by December 15, 2004. If you are unable to complete the offering by December 15, 2004, please revise your filing to indicate the source(s) of liquidity for the $1.5 million note payment and the potential ramifications to the company if the note payment is not made timely.

As noted earlier in this letter we paid the note resulting from the Bear Paw acquisition in full on December 15, 2004. We were able to do so by utilizing approximately (i) $474,000 of our funds received from the placement of the Series C Preferred Stock and (ii) $1,500,000 borrowed from a bank under our line of credit. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Subsequent Events.”

Non-GAAP Financial Measure, page 13.

14.

Please expand the discussion of your use of the non-GAAP financial measure "EBITDA" to include the following:

a.

The manner in which management uses the non-GAAP measure to conduct or evaluate its business

b.

The economic substance behind management's decision to use such a measure;

c.

The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors; and

d.

The material limitations of the use of EBITDA as a performance measure. Since the company is capital intensive, depreciation and amortization are unavoidable costs of doing business and are material to your results of operations. Any measure of performance that excludes these costs has ' material limitations.

See "Use of Non-GAAP Financial Measures" under the Division of Corporation Finance's Frequently Asked Questions, at www.sec.gov for guidance.

We have revised the disclosure as requested.

15.

Non-GAAP financial measures are not permitted on the face of any pro forma financial information that is required by Article 11 of Regulation S-X. Please revise your filing accordingly. See Item 10(e)(l)(ii)(D) of Regulation S-K.

We have revised the disclosure as requested.

Management's Discussion and Analysis, page 15

Six months ended June 30, 2004 (PRB) compared to six months ended June 30, 2003 (TOP predecessor operations), page 16

16.

In the discussion of operating expenses, explain why you reduced the number of compressors.

We have expanded the disclosure as requested.

17.

You indicate that many of your customers’ wells had reached the phase of stable decline, as opposed to the sharp declines that wells experience in the beginning of their lives. However, in your discussions of revenues, there appear to be significantly lower volumes of gas going through your gathering systems belonging to existing producers from period to period. Supplementally tell us, and revise your filing to indicate, whether the decreases in volumes on your systems that you disclose are typical for a stable decline. If the declines are not typical, expand your discussion of results of operations accordingly to explain the reasons for significant fluctuations in throughput. Provide similar revisions, as appropriate, in your discussion of results of operations for Bear Paw Energy LLC.

We have expanded the disclosure as requested to state as follows: “We are unable to predict when production volumes for the Bonepile system will stabilize.”

Subsequent events, page 17

18.

You indicate that you are expecting to commence a private placement in November 2004 concurrent with this registration statement. Please discuss your analysis of potential integration issues. Additionally, please discuss the exemption from registration under the Securities Act of 1933 you plan to use for the November 2004 issuance of securities. As stated above, we deem the filing of a registration statement to be a general solicitation.

The Company commenced its offering of 400,000 shares of Series C Convertible Preferred Stock (the “Series C Stock”) for $3.00 per share in September 2004. The purpose of the offering was to (i) repay an $800,000 bridge loan, bearing interest at 12% per annum, that the Company borrowed to repurchase 800,000 shares from Kevin Norris on terms deemed favorable to the Company and (ii) pay a portion of a $1,944,480 promissory note incurred in connection with the Company’s acquisition of assets from Bear Paw, which PRB paid in full on December 15, 2004. PRB concluded the Series C Stock offering in early November 2004 with firm purchase commitments for 411,000 shares, the Company did not formally close the sale of the Series C Stock until early December 2004 when PRB received all final paper work and accepted the proceeds. The Company’s board of directors determined that this private sale of Series C Stock was a necessary and prudent business decision in the best interests of the Company and its shareholders because the proceeds allowed the Company to

(a) eliminate bridge debt,

(b) repay the Bear Paw promissory note together with accrued interest thereon in full on December 15, 2004 at a time when the Company would not otherwise have had sufficient working capital to retire this obligation,

(c) release a blanket lien on all of the Company’s assets associated with the Bear Paw promissory note,

(d) increase shareholder equity, and

(e) obtain a new bank line of credit that commenced a relationship with a strategic banking partner in the oil and gas industry. We expect that this banking relationship will prove to be materially beneficial to the Company in connection with future capital needs.

The Company relied upon the exemption from registration provided by the standards of  Rule 506 of Regulation D promulgated under the Securities Act to conduct the Series C Stock private placement. The sale of the Series C Stock generated gross proceeds of $1,233,000 from a total of 18 investors (without giving effect to husband and wife relationships), each of whom had a pre-existing relationship with the Company or its Chief Executive Officer, each of whom was contacted by the Company about the preferred stock availability before the filing of the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and each of whom the Company believes to be an “accredited investor” (as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act) based upon (a) representations received from each such investor in subscription agreements and (b) the personal knowledge of the Company’s Chief Executive Officer. Further, more than 44% of the gross proceeds of the offering was raised from the Company’s Chief Executive Officer (Robert Wright) and his wife (Susan Wright), the Company’s President (William Hayworth), the Company’s Vice President of Finance (Pauline Schneider), and three persons associated with the Company’s law firm (two of whom, including the undersigned, are also holders of Series B Stock). The Company paid no commissions or other finder’s remuneration and the Company made no general solicitation in connection with sales of the Series C Stock.

We firmly believe that the offering and sale of the Series C Stock should not be integrated with the Company’s initial public offering for the following reasons:

1.

The offering and sale of the Series C Stock was part of a plan of financing that is discrete from and independent of the Company’s public offering. The proceeds of the Series C Stock were utilized solely to retire existing indebtedness after the Company’s Board of Directors determined that such action was in the best interests of the Company and its shareholders for the reasons discussed above. Without the proceeds from the sale of the Series C Stock the Company would not have received its bank line of credit. As set forth under “Use of Proceeds” in the Company’s Registration Statement, the proceeds of the public offering will be utilized principally for working capital and general corporate purposes and to repay the Company’s new bank line of credit.

2.

The Series C Stock is a different class of security from the common stock to be issued in connection with the Company’s public offering.

3.

The Company offered the Series C Stock solely to the Company’s officers, directors, attorneys and other persons personally known to the Company’s Chief Executive Officer for the purpose of repaying short term, high interest indebtedness incurred in connection with the favorable repurchase of shares from a former common shareholder and the debt incurred in connection with the Company’s earlier acquisition, from Bear Paw, of about 200 miles of gas gathering lines. The Company’s public offering is being underwritten on a firm commitment basis by Gilford Securities Incorporated for the purpose of, among other things, raising working capital and developing a public market for the Company’s common stock.

4.

Although final documentation and funding for the Series C Stock sale occurred as a formality after the Company filed the Registration Statement, the purchasers’ investment decisions were made before the filing of the Registration Statement and therefore the private sale of the Series C Stock should be deemed to have been concluded before the filing of the Registration Statement. Thus, the private and public offerings were not and are not being conducted at the same time.

Based upon the foregoing, we respectfully submit that the offering and sale of the Series C Stock does not meet the Commission’s criteria for integration with the Company’s public offering and the Company’s Registration Statement should therefore not constitute a general solicitation associated with the Series C Stock private placement.

Liquidity and Capital Resources, page 17

19.

Please include the six months ended June 30, 2003 (predecessor) in your discussions of cash flows or supplementally advise us why such disclosures would not be meaningful.

We have expanded the disclosure as requested.

Business, page 19

20.

Disclose whether any gas gathering and transportation agreements are with related parties. We note that you have repurchased shares from Mr. Norris, a significant shareholder, who held an interest in companies with whom you had gas gathering and transportation agreements. Supplementally confirm that there are no related party transactions other than those set forth in the registration statement.

We have expanded the disclosure as requested. There are no related party transactions other than as set forth in the Registration Statement.

21.

Disclose the material terms of your gas gathering and transportation agreements. For example, we note that you disclose the current fees per MCF, but you should describe the specific provisions that result in reducing these fees based on achieving certain production amounts. File the gas gathering and transportation agreements or provide us with your analysis as to why you do not believe they should be filed.

We have expanded the disclosure as requested to disclose the material terms of our gas gathering and transportation agreements. The underlying agreements were all executed in the ordinary course of business. The material terms of these agreements are summarized in the Business section. These agreements contain confidentiality provisions and we respectfully submit that filing them would be detrimental to our business and would permit competitors to learn material details about our relationships that could materially and adversely affect our competitive position.

22.

Provide disclosure regarding the extent to which your business is or may be seasonal- See Item 101(c)(v) of Regulation S-K.

We have expanded the disclosure as requested.

Management page 27

23.

Tell us the relationship between Robert W. Wright and Gilford Securities Incorporated. We may have further comments.

The naming of Robert W. Wright as a representative of Gilford Securities in the underwriting agreement was a typographical error that has been corrected. Robert W. Wright has no relationship with Gilford Securities Incorporated.

24.

Please revise your filing to include a discussion of Pauline I. Schneider’s business experience between May 2002 and October 2003. Also provide five full years of business experience for Marilena C. Marrelli. See Item 401(e) of Regulation S-K for guidance.

We have revised the disclosure as requested.

Stock Ownership of Management and Principal Stockholders. page 29

25.

Provide this information as of the most recent practicable date. See Item 403(a) and (b) of Regulation S-K. Also update the disclosure regarding the description of securities.

We have updated the disclosure as requested.

26.

To the extent not currently disclosed, please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by each shareholder. Please provide this disclosure here and in the selling shareholder list in the selling shareholder prospectus.

We have expanded the disclosure as requested.

Certain Relationships and Related Transactions, page 30

27.

Disclose the initial purchase price of the shares that Mr. Norris acquired, and indicate the amount of proceeds Mr. Norris received upon his sale of the securities to the company, Also, discuss the loan you received from a related party to acquire these securities.

We have expanded the disclosure as requested however we do not consider the loan to be from a related party of the type required to be set forth under “Certain Relationships.” Although the lender is a holder of PRB’s preferred shares, he is neither an officer, director or principal shareholder of PRB. This loan in the principal amount of $800,000 together with accrued interest, was paid in full in mid December 2004 from the proceeds of our Series C Preferred Stock placement.

28.

State whether each of the transactions identified are on terms that are as favorable as those you could have obtained from an unaffiliated third party. Disclose fully the terms of the related party gas gathering contracts.

We have expanded the disclosure as requested.

29.

You disclose here and on page F-18 that a related party provides administrative services for you at no cost and that you do not record an expense for these services became there would be no incremental cost. Help us understand how there would be no incremental cost if the company were to provide the administrative services to which you refer.

We have revised the disclosures to reflect that an entity affiliated with what is now a former related party shares, at no cost to us, information concerning gas gathering volumes that it monitors for producers. We are not dependent on this source of information and are able to generate these reports from other sources currently available to us. We do not request this entity to provide administrative services to us.

Shares Eligible for Future Sale, page 32

30.

It is unclear why you have indicated in this section that 800,000 shares are restricted, yet on page 33 you state that 912,000 shares are restricted. Please reconcile this disclosure.

PRB currently has 800,000 shares of common stock outstanding all of which are owned by Robert W. Wright, our Chief Executive Officer. As noted we have previously redeemed 800,000 shares of common stock owned by Kevin Norris, a former director, founder and sole other holder of shares of common stock. The shares of common stock owned by Robert W. Wright are not being registered in the Registration Statement. The revised number of shares on the subsequent page of the Registration Statement includes the shares of other officers and directors that are being registered in the Registration Statement but are subject to lockup agreements with our underwriter.

Options, page 32

31.

We note that you intend to file a Form S-8 to register shares of common stock issuable under your stock option plan. We also note that you may issue options to consultants. Please tell us the nature of the consulting work that consultants to whom you have issued options have provided to date.

PRB has granted no options to consultants.

Lockup Agreements, page 33

32.

In the second paragraph, disclose that you have filed a registration statement related to the shares you nave identified.

We have expanded the disclosure as requested.

33.

Item 508(c) requires that you briefly discuss any securities to be registered that are to be offered otherwise than through underwriters. Please discuss the registration of the selling shareholder securities.

We have expanded the disclosure as requested.

34.

Please provide the underwriter's compensation in a tabular format See Item 508(c) of Regulation S-K.

We have expanded the disclosure as requested.

35.

We note your disclosure in the eighth paragraph that you may include the shares underlying the underwriter's warrants on a post-effective amendment. You may not include additional shares on a post-effective amendment. Instead, you must file a new registration statement to register these shares. Please revise.

We have revised the disclosure as requested.

36.

We note your disclosure that your officers, directors and other stockholders have agreed not to dispose of their sales without the prior written consent of your underwriter. Please describe the conditions under which the underwriter is likely to consent to the release of shares prior to the expiration of the lock-up period.

We have expanded the disclosure as requested.

37.

State whether the underwriter will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. Briefly describe any electronic distribution in the filing. Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:

a.

the communications used;

b.

the availability of the preliminary prospectus;

c.

the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

d.

the funding of an account and payment of the purchase price.

Finally, tell us whether you or the underwriter has any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your issuer or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

We may have further comment.

We have expanded the disclosure as requested.

38.

Please explain whether you plan to have a directed share program for employees and others. If so, please supplementally tell us the mechanics of how and when these shares will be offered and sold to persons in me directed share program. For example, please explain for us how you will determine the prospective recipients of reserved shares. Tell us when and how they will indicate their interest in purchasing shares. Also, please tell us how and when the issuer and underwriters will contact the direct share investors, including the types of communications used. When will the shares and money be exchanged? When do purchasers become committed to purchase their shares? How and when will the number of shares offered be determined? Will the procedures for the directed share program differ from the procedures for the general offering to the public?

We will not have a directed share program for our employees or any others.

Determination of Offering Price, page 33

39.

Your disclosure in response to Item 505 of Regulation S-K does not provide the depth necessary to understand how the company and its underwriters arrived at the offering price. Please provide greater detail on the offering price discussions.

We have revised the disclosure as requested.

Legal Matters, page 34

40.

Specify the "certain" matters that Brownstein Hyatt A; Farber, P.C. will pass upon for the underwriters.

We have deleted “certain” and have clarified the disclosure as requested.

Financial Statements

41.

Your index to Financial Statements on page 36 refers to pro forma financial statements and notes to pro forma financial statements, however it appears that they have been omitted from the filing. Please include them in your revised Form S-1. Refer to Article 11 of Regulation S-X for guidance. We may have further comments after reviewing your pro forma financial statements.

We have included pro forma financial statements and notes to pro forma financial statements in this Amendment No. 1.

PRB Transportation Inc.

Statement of Changes in Stockholders’ Equity, page F-5

42.

In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2004 through the date of your response. Please provide the following information separately for each equity issuance;

a. The date of the transaction;

b. The number of shares/options issued/granted;

c. The exercise price or per share amount paid;

d. Management's fair market value per share estimate and how the estimate was made (in this regard, please elaborate on how you considered each factor that you cited here);

e. An explanation of how the fair value of the convertible preferred stock and common stock relate, given the one for one conversion ratio;

f. The identity of the recipient, indicating if the recipient was a related party;

g. Nature and terms of concurrent transactions; and,

h. The amount of any compensation or interest expense element.

Progressively bridge management's fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the estimated offering price and the fair values included in your analysis.

Please see the following table for a chronological summary of our issuance of equity instruments to date:

Equity Instrument	Date	Number of Shares	Purchase Price/ Exercise Price	Identity of Recipient	Amount of Interest or Comp. Expense
Common Stock (1)	1/04	1,600,000	$0.01250	Robert W. Wright – 800,000 Kevin P. Norris – 800,000	-0-
Series A 10% Convertible Preferred Stock (2)	1/04	2,400,000	$2.08333	JMGG Partners, LTD	-0-
Series B 5% Convertible Preferred Stock (3)	5/04	1,650,000	$3.00000	See Selling Security Holders Page SS-4	-0-
Employee Options (4)	5/04	70,000	$5.50000	William Hayworth – 50,000 Pauline Schneider – 20,000	-0-
Employee/Director Options (5)	6/04	125,000	$5.50000	Robert W. Wright – 55,000 Thomas Jacobsen – 20,000 Marilena Marrelli – 20,000 Joseph Skeehan – 30,000	-0-
Warrants (6)	6/04	45,000	$5.50000	Aaron A. Grunfeld – 15,000 Randall M. Gates – 15,000 John P. McGrain – 15,000	-0-
Employee Options (7)	11/04	25,000	$5.50000	William F. Hayworth – 10,000 Pauline Schneider – 10,000 Phylis Anderson – 5,000	-0-
Series C Convertible Preferred Stock (8)	12/04	411,000	$3.00000	See Selling Security Holders Page SS-3	-0-

(1)

The common stock was issued to these two founders of the Company.  Mr. Norris was the Managing Member of TOP Gathering, LLC from which we purchased operating assets effective as of January 1, 2004.

(2)

The Series A 10% Convertible Preferred Stock (“Series A”) price was negotiated at arm’s length about the time that the Company was organized and when it had no other material cash assets. In August 2004 JMGG Partners, LTD (“JMGG”) distributed the Series A shares to its limited partners.  See Selling Security Holders on page SS-4 for a list of those partners. The general partner of JMGG was a director of PRB from January 1 through June 28, 2004. One of JMGG’s limited partners, Thomas J. Jacobsen, is a director of PRB and received 48,000 shares upon the partnership’s distribution of shares.

(3)

The Series B Convertible Preferred Stock (“Series B”) price was negotiated at arm’s length and took into account ongoing PRB developments that included (i) proceeds from the Series A, (ii) a letter of intent for an initial firmly underwritten public offering of securities that would also provide a public market for the Company’s common stock, (iii) completion of the assets acquisition from TOP Gathering, LLC and (iv) negotiations under way to purchase assets from Bear Paw Energy, LLC.  Based on these developments PRB successfully negotiated a reduction in the annual dividend rate from 10% for the Series A to 5% for the Series B. William F. Hayworth, who became our President and Chief Operating Officer in June 2004, purchased 10,000 shares of Series B.

(4)

PRB granted options to employees to purchase common stock at a strike price of $5.50 per share. These options vest over four years. The strike price was based on the estimated initial public offering price per share in the underwriter’s letter of intent.

(5)

PRB granted these employee options on the same terms as those in (4) above.  The options PRB granted to directors vested immediately and have a strike price of $5.50 per share.

(6)

PRB issued these warrants to special counsel and two consultants for their services in connection with our public offering. These warrants may be exercised at any time and have a strike price of $5.50 per share.

(7)

These employee options have the same terms as those described in (4) and (5) above.

(8)

The Company sold Series C Convertible Preferred (“Series C”) at $3.00 per share, however Series C are entitled to no dividends, do not have voting rights and rights and preferences on liquidation are subordinate to Series A and Series B. Moreover, Series C shares are subject to more onerous contractual lockup provisions with PRB’s underwriter than those imposed on the Series A and Series B shares. Robert W. Wright, Chairman and Chief Executive Officer, purchased 80,000 Series C shares, his wife, Susan C. Wright, purchased 83,500 Series C shares, William F. Hayworth, President and Chief Operating Officer, purchased 3,000 Series C shares and Pauline Schneider, Vice President – Finance, purchased 5,000 Series C shares.

Notes to Financial Statements

Note 2. TOP Acquisition. Page F-11

19.

The purchase price allocation for the TOP acquisition does not reflect an allocation to accounts receivable or prepaid expenses and deposits. This appears to be inconsistent with Article 1.1 of the Asset Purchase Agreement. Tell us why you did not allocate any consideration to these assets and revise your filing, as necessary. Refer to SFAS 141 for guidance.

We acquired the fixed assets and related contracts of TOP. The other assets referred to in Article 1.1 relate to transactions subsequent to the effective date of the acquisition and were not assets that PRB acquired under this agreement. We have amended the Asset Purchase Agreement Exhibit to include supporting schedules for this section.

Note 6. Commitments

Gas Gathering and Transportation Contracts, pages F-14 and F-15

20.

With regard to a ten-year gas gathering contract you disclose that the gathering fee will be reduced from $0.58 per Mcf to $0.52 per Mcf once the shipper has delivered 2 Bcf. You indicate that the threshold has not been reached as of June 30, 2004. Please revise your filing to indicate the volume of gas delivered through the most recent interim period and provide a context for a reader to understand the potential timeframe in which future reductions in unit price per Mcf may occur.

In accord with your request we have revised the disclosures to indicate the volumes of gas delivered as of September 30, 2004 and have provided the reader a context in which to understand the potential time frame in which future reductions in unit price per Mcf are likely to occur.

21.

We assume that the gas being transported by Bear Paw Energy under your acquired gas contract belongs to your customers. If our assumption is correct, please revise your disclosures here and on page F-31 to clarify that the gas is not "the Company's."

We have revised the disclosures as requested to indicate that the gas transported is not “the Company’s.”

Note 7. Stockholders' Equity, page F-17

22.

You assume a 5% volatility factor for purposes of determining both your pro forma stock compensation expense disclosure and valuation of warrants issued to consultants. Please revise your filing to reflect a volatility figure consistent with the guidance in paragraph 285(b) and Appendix F of SFAS 123, and provide us with the calculations supporting your revised disclosure. If you believe that the 5% volatility assumption is supportable, provide us with detailed support for your assumption.

As a private company that intends on becoming “newly public” we have endeavored to consider the volatility of similar entities following a comparable period in their lives. In  accord  with the  provisions  of SFAS No.  123,  "Accounting  for Stock-Based  Compensation", the  Company  applies  APB  Opinion 25 and  related interpretations in accounting for its stock option plans and, accordingly,  does not recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS 123. The Company believes that a 5% volatility factor is reasonable and appropriate for both a determination of pro forma stock compensation expense disclosure and valuation of warrants issued to consultants. The Company noted that Kaneb Services LLC, a public company in a similar industry, disclosed that it applied APB 25 and gave the information regarding the valuation of options issued in a footnote to their financial statements.  This company used volatility ranging from 2.4% to 3.4% based on the weekly average variances of their common stock over the 10 year period preceding the issuance of the options.  Because we are a young company with a limited operating history we chose conservatively to round up to 5% and performed a sensitivity test by doubling the rate to 10%.  Because the exercise price of the options issued was so much greater than the stated value of the stock at the date of issuance, there was an immaterial difference in the calculated value of the options at a 5% and a 10% volatility factor.

Note 9. Subsequent Events, page F-19

Bear Paw Acquisition

23.

You indicate that an independent third-party appraisal firm is determining the estimated fair value of the assets acquired. Revise your filing to delete this reference, or provide the name of the third-party appraisal firm to whom you refer, and obtain and file a consent. Refer to Section 436(b) of Regulation C.

We have revised the filing to delete this reference to a third-party appraisal firm.

Item 15. Recent Sales... page 11-2

24.

Please provide the exemptions for each transaction and the facts supporting your belief that the transaction was exempt. Currently, you indicate that all of the transactions were exempt under Regulation D. This is not sufficient.

Series A Convertible Preferred Stock

In January 2004 the Company sold 2,400,000 shares of Series A Convertible Preferred Stock (the “Series A Stock”) for aggregate gross proceeds of $5,000,000. The Company relied upon the exemption from registration provided by the standards of Rule 506 of Regulation D promulgated under the Securities Act to offer and sell the Series A Stock. All of the Series A Stock was issued to one investor, JMGG Partners, Ltd., a California limited partnership (“JMGG”). The general partner of JMGG was John P. McGrain, who is an “accredited investor” (as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act) and a long-standing personal friend of the Company’s Chief Executive Officer. In or around June 2004 JMGG distributed all 2,400,000 shares of Series A Stock to JMGG’s 37 limited partners, each of whom has a pre-existing personal relationship with Mr. McGrain and each of whom the Company believes to be an accredited investor based upon (a) representations received from each investor and (b) the personal knowledge of Mr. McGrain. The Company did not engage in any general solicitation and paid no commission or other finder’s remuneration in connection with the sale of the Series A Stock. Mr. McGrain received no compensation from JMGG for acting as its general partner.

Series B Convertible Preferred Stock

In May 2004 the Company sold 1,550,000 shares of Series B Convertible Preferred Stock (“Series B Stock”) for aggregate gross proceeds of $4,650,000. The Company relied upon the exemption from registration provided by the standards of Rule 506 of Regulation D promulgated under the Securities Act to offer and sell the Series B Stock. The Company sold Series B Stock to 63 investors, each of whom has a pre-existing personal relationship with the Company, its Chief Executive Officer or Mr. McGrain and each of whom the Company believes to be an accredited investor based upon (a) representations received from each investor in subscription agreements and (b) the personal knowledge of the Company’s Chief Executive Officer or Mr. McGrain. LGS Lilliputians Partners, Ltd., a California limited partnership that purchased 43,000 shares of Series B Stock (“LGS”), is beneficially owned by 13 persons and is managed by Linda G. Sexton, the sole general partner who is also a holder of Series A Stock. She is an accredited investor who has had a long time pre-existing personal relationship with Mr. McGrain and other holders of Series A Stock. Each of the limited partners of LGS is a relative or otherwise has had a pre-existing personal relationship with Ms. Sexton or Mr. McGrain. Based upon (a) representations received from each investor and (b) the personal knowledge of Ms. Sexton, seven of the limited partners of LGS are nonaccredited investors. Three of the accredited limited partners of LGS, including Linda Sexton and John McGrain, own over 50% in interest of LGS. Ms. Sexton has reported that one nonaccredited limited partner invested $4,800 and no other nonaccredited limited partner invested more than $3,000. Each nonaccredited limited partner is a sophisticated investor with experience in making investments who has the ability to withstand the loss of his or her entire investment without any impact on his or her lifestyle. The general partner of LGS has given each limited partner the right to require her to repurchase the investment (the “LGS Put Right”), without interest or offset. The LGS Put Right terminates on completion of PRB’s initial offering. The general partner receives no compensation for her services to LGS. The Company did not engage in any general solicitation and paid no commission or other finder’s remuneration in connection with the sale of the Series B Stock.

Series C Convertible Preferred Stock

Please refer to our response to Comment 18 with regard to the exemption from registration on which the Company relied for the offer and sale of the Series C Stock.

25.

You indicate that substantially all of the purchasers of your unregistered securities were accredited investors. However, the standards listed after you discuss accredited investors do not seem to relate to the objective income and net worth standards for individuals contained within Regulation D Rule 501. Please advise.

We have revised the disclosure to include the objective income and net worth standards for individuals contained in Rule 501(a) of Regulation D promulgated under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules page II-2

26.

You appear to be missing some of the required exhibits. Please file these exhibits as soon as possible. Include the opinion by your law firm as to the validity of the securities and the consent of your law firm.

We have included the required exhibits including the opinion by the law firm as to the validity of the securities. The consent of the law firm is set forth within the opinion.

Item 17. Undertakings, page II-2

27.

The undertakings required by Item 512 must be followed precisely in your undertakings section. In your amendment, please reproduce the undertakings precisely without omitting material or substituting new language.

We have revised the disclosure as requested.

28.

Please include the undertaking set forth in Item 512(f) of Regulation S-K.

We have revised the disclosure as requested.

Signatures

29.

Please identify the person who signed in the capacities of principal executive officer, principal financial officer, and controller or principal accounting officer. See Form S-1.

We have revised the disclosure as requested.

Selling Shareholder Prospectus

30.

Include a use of proceeds section in this registration statement. Sec Item 504 of Regulation S-K.

We have expanded the disclosure as requested.

Selling Security Holders, page SS-3

31.

Disclose the nature of any position, office, or other material relationship that the selling security holder has had within the past three years. For example, we note that counsel received securities that you are attempting to register on this registration statement, but you have not identified counsel's relationship with the company. See item 507 of Regulation S-K.

We have expanded the disclosure as requested.

Plan of Distribution, page SS-6

32.

You must file a post-effective amendment to the registration statement if you enter into an underwriting arrangement regarding the sale of these securities.

We acknowledge the responsibility of having to file a post-effective amendment to the registration statement if we enter into an underwriting arrangement regarding the sale of these securities. We have no current intention of entering into such an arrangement.

33.

You indicate that donees, pledgees, transferees and other successors-in-interest of the selling stockholders may offer and sell the shares of common stock under this prospectus. Please note that your registration statement must identify all selling stockholders and provide Item 507 of Regulation S-B information with respect to all selling stockholders. If the donees, pledgees, assignees or other successors-in-interest plan to use this registration statement, they must be identified and Item 507 information must be provided. Supplementally, confirm your understanding of this obligation. Please be advised that you may add or substitute selling Stockholders through the use of Rule 424(b) prospectus supplements if certain conditions are satisfied. For additional guidance, refer to July 1997 Telephone Interpretations, B.81 and H.3.

We acknowledge the Staff’s comment.

34.

We note your disclosure regarding short sales. Please be advised that short sales of ordinary shares "against the box" that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective. It is our view that shares underlying the short sale are deemed to be sold at the time such sale is made and, prior to effectiveness, this would constitute a violation of Section 5. Please confirm your understanding.

We hereby confirm our understanding that “short sales against the box” cannot be made before the registration statement becomes effective for the reasons stated.

Exhibits

Consent of Independent Registered Public Accounting Firm

35.

Please update the consent to include the appropriate audit report dates.

We have updated and revised the consent to include the appropriate audit report dates.

TOP Asset Purchase Agreement

36.

It appears that certain schedules to the agreement have not been filed. Please revise to include all schedules referred to or supplementally tell us what is included in Transferred Assets and Excluded Assets.

We have amended the exhibit containing the Asset Purchase Agreement to include supporting schedules.

Underwriting Agreement

37.

The agreement is signed by .Robert W. Wright on behalf of both PRB and Gilford. However, it appears that Mr. Wright should sign only in his capacity as CEO of PRB. Mr. Robert A. Maley appears to be the appropriate party to sign on behalf of Gilford based on section 14 of the agreement Please revise or advise.

The naming of Robert W. Wright as a representative of Gilford Securities in the underwriting agreement was a typographical error that has been corrected.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with us.

Very truly yours,

/s/Aaron A. Grunfeld

cc:

George F. Ohsiek Jr., Branch Chief

Lisa Beth Lentini

Ta Tanisha Henderson